Exhibit 99(c)

CAPITALIZATION AND INDEBTEDNESS

The following table presents our capitalization and indebtedness at September 30, 2016:

At September 30, 2016
(in millions)
Total short-term borrowings(1)	¥38,029,104

Long-term debt:
Obligations under capital leases	15,222
Unsubordinated debt	19,352,374
Subordinated debt	4,345,136
Obligations under loan securitization transactions	624,329
Debt issuance costs	(13,363)

Total long-term debt	24,323,698

Shareholders’ equity:
Capital stock, with no stated value (common stock authorized: 33,000,000,000 shares; common stock issued: 14,168,853,820 shares)	2,090,270
Capital surplus	5,957,648
Retained earnings:
Appropriated for legal reserve	239,571
Unappropriated retained earnings	4,602,171
Accumulated other comprehensive income, net of taxes	1,480,693
Treasury stock, at cost: 585,932,798 common shares	(406,289)

Total shareholders’ equity	13,964,064

Noncontrolling interests	740,905

Total equity	14,704,969

Total capitalization and indebtedness	¥39,028,667

Note:

(1)	Total short-term borrowings consists of call money, funds purchased, and payables under repurchase agreements, payables under securities lending transactions, due to trust account and other short-term borrowings.